UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TherapeuticsMD, Inc.

(Name of Subject Company)

TherapeuticsMD, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88338N206

(CUSIP Number of Class of Securities)

Hugh O’Dowd

Chief Executive Officer

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, FL 33431

Telephone: (561) 961-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Marlan Walker General Counsel TherapeuticsMD, Inc. 951 Yamato Road, Suite 220 Boca Raton, FL 33431 Telephone: (561) 961-1900	Joshua M. Samek, Esq. J.A. Glaccum, Esq. DLA Piper LLP (US) 200 South Biscayne Boulevard, Suite 2500 Miami, Florida 33131 Telephone: (305) 423-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 previously filed by TherapeuticsMD, Inc., a Nevada corporation (the “Company,” “TherapeuticsMD,” “we,” “our” or “us”), with the Securities and Exchange Commission on June 13, 2022 (as amended on June 29, 2022 and July 6, 2022, the “Schedule 14D-9”), relating to the cash tender offer by Athene Merger Sub, Inc. (“Merger Sub”), a Nevada corporation and wholly-owned subsidiary of Athene Parent, Inc., a Nevada Corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $10.00 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 27, 2022, by and among the Company, Parent and Merger Sub, the Offer to Purchase, dated as of June 6, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information – Extension of the Offer” on page 46:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on July 12, 2022 and was not extended. The Depositary and Paying Agent of Parent has indicated that, as of the Expiration Date, approximately 2,705,915 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 30.6% of the outstanding Shares. As a result, the Minimum Condition was not satisfied and no Shares were accepted for payment or paid for pursuant to the Offer.

The press release of the Company announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by inserting the following Exhibit below (a)(5)(D) as Exhibit (a)(5)(E).

(a)(5)(E)	Press Release issued by the Company, dated July 13, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 13, 2022

THERAPEUTICSMD, INC.

By:	/s/ Marlan D. Walker
Marlan D. Walker
Title: General Counsel and Secretary